EXHIBIT 99.1
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P R E S S   R E L E A SE
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                                                        [LOGO - ARC ENRGY TRUST]

NEWS RELEASE
OCTOBER 17, 2005


          ARC ENERGY TRUST ANNOUNCES AN INCREASE IN CASH DISTRIBUTIONS
                 TO $0.20 PER UNIT EFFECTIVE NOVEMBER 15, 2005
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CALGARY, OCTOBER 17, 2005 (AET.UN AND ARX - TSX) ARC Energy Trust ("ARC" or the
"Trust") announced today an increase in the monthly distributions to $0.20 per unit from $0.17 per unit. This increased distribution will be paid commencing on November 15, 2005, in respect of October production, for unitholders of record on October 31, 2005. The ex-distribution date is October 27, 2005.

When combined with a previous distribution increase of $0.02 per unit effective September 15, 2005, the Trust has increased distributions 33 per cent since August 2005. Commodity prices have strengthened considerably since the September distribution increase with natural gas prices up 80 per cent and oil prices up almost 10 per cent. This strength in the commodity prices has materially increased the Trust's cash flow and provided ARC with confidence that this new, higher distribution level can be maintained for an extended period given the prevailing commodity price outlook.

ARC had a very active third quarter spending approximately $83 million and drilling 167 wells. The wet weather during the quarter, particularly in southeast Alberta and southwest Saskatchewan, hampered our ability to tie-in many of the wells drilled, so that at quarter end ARC had approximately 1,800 boe/d waiting to be tied in. Despite the delays due to the weather, ARC's production was substantially on budget at approximately 55,600 boe/d during the quarter. ARC expects to release its full third quarter results on November 2nd, 2005.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $4.6 billion. The Trust currently produces approximately 56,000 barrels of oil equivalent per day from five core areas in western Canada. ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

Note: Barrels of oil equivalent (BOE's) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.


ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer

    For further information about ARC Energy Trust, please visit our website
                       www.arcenergytrust.com or contact:

                 Investor Relations, E-mail: ir@arcresources.com
           Telephone: (403) 503-8600               Fax: (403) 509-6417
                            Toll Free 1-888-272-4900

                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9